SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 2

To

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

SUNSTONE HOTEL INVESTORS, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

867892101

(CUSIP Number of Class of Securities)

Robert A. Alter

Executive Chairman and Interim Chief Executive Officer

Sunstone Hotel Investors, Inc.

903 Calle Amanecer, Suite 100

San Clemente, California 92673

(949) 369-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:

Christopher M. Lal

Sunstone Hotel Investors, Inc.

Senior Vice President & General Counsel

903 Calle Amanecer, Suite 100

San Clemente, California 92673

Telephone: (949) 369-4000

With copies to:

Alison S. Ressler

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

Telephone: (310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,130,000	$5,153.41
*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes the repurchase of 6,200,000 of Common Stock at the initial maximum tender offer price of $21.15 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 6 for Fiscal Year 2008, equals $39.30 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,153.41	Filing Party: Sunstone Hotel Investors, Inc.

Form or Registration No.: Schedule TO	Date Filed: June 2, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2008 (the “Schedule TO”), which, as previously amended and supplemented and as amended and supplemented by this Amendment, relates to the offer by Sunstone Hotel Investors, Inc., a Maryland corporation (“Sunstone” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to purchase for cash up to 6,200,000 shares of its common stock, par value $0.01 per share (the “Common Stock”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2008, as amended and supplemented by the Supplement to Offer to Purchase, dated June 16, 2008 (“Offer to Purchase”), and in the Amended Letter of Transmittal, which, together with any amendments or supplements to either, collectively constitute the “Offer”.

The information in the Offer, including all schedules and annexes thereto, previously filed with the Schedule TO is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein and all references herein to sections and page numbers in the Offer to Purchase refer to sections and page numbers in the Offer to Purchase as it was filed with the SEC via EDGAR with the Schedule TO.

Items 1	through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

1.	Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.

The section entitled “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is hereby amended to insert the following immediately after the table (and footnotes) on page 21 of the Offer to Purchase under “Recent Securities Transactions”:

On June 19, 2008, the Company appointed Arthur L. Buser, 47, President, effective July 21, 2008. Upon the completion of a transition period to conclude no earlier than January 1, 2009 and no later than July 1, 2009, Mr. Buser will be appointed Chief Executive Officer. During the transition period, the Company’s interim Chief Executive Officer, Robert A. Alter, will remain as Chief Executive Officer and Executive Chairman of the board of directors of the Company. Upon Mr. Buser’s appointment to Chief Executive Officer, Mr. Alter will remain as Executive Chairman. The Company’s board of directors will appoint Mr. Buser to fill the current vacancy on the board effective July 21, 2008 and, subject to any required vote of the stockholders, Mr. Buser will continue to serve as a member of the board during the term of his employment. The address and telephone number of Mr. Buser is c/o 903 Calle Amanecer, Suite 100, San Clemente, California 92673, telephone: (949) 369-4000.

Mr. Buser has served in a variety of roles at Jones Lang LaSalle Hotels Americas (“JLLH Americas”) for the past 11 years, where he was most recently the Head of Global Hotel Capital Markets and in such capacity was responsible for oversight of hotel equity and debt transactions. Mr. Buser also served as a member of JLLH Americas’ board of directors and previously served as President of Hotel Capital Markets.

In connection with his hiring, Mr. Buser and the Company entered into an employment agreement, dated June 19, 2008, described in the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2008. The description of the employment agreement contained in such Form 8-K is hereby incorporated into this document by reference.

Pursuant to his employment agreement, effective July 21, 2008, Mr. Buser will receive a restricted stock grant valued at $2,900,000 (with the stock valued based on the average closing price of the Common Stock on the New York Stock Exchange for the twenty trading days ending three days prior to the date of board action). Upon Mr. Buser’s appointment to Chief Executive Officer, he will be awarded an additional restricted stock grant valued at $2,100,000 (with the stock valued based on the average closing price of the Common Stock on the New York Stock Exchange for the twenty trading days immediately preceding the date of appointment).

2.	Purpose of the Offer; Certain Effects of the Offer; Other Plans.

The section entitled “Purpose of the Offer; Certain Effects of the Offer; Other Plans” of the Offer to Purchase is hereby amended to delete the last paragraph of the section on page 8 of the Offer to Purchase.

3.	Certain Information Concerning the Company.

The section entitled “Certain Information Concerning the Company” of the Offer to Purchase is hereby amended and supplemented to replace the last row of the table on page 19 of the Offer to Purchase with the following:

Current Reports on Form 8-K	Filed on June 20, May 13, April 11, April 3, March 7, February 12 and January 11, 2008

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description

(a)(5)(D)	Press Release issued by Sunstone Hotel Investors, Inc. on June 19, 2008 (incorporated by reference to Exhibit 99.1 to Form 8-K, filed by the Company on June 20, 2008).

(d)(10)	Employment Agreement with Arthur Buser.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNSTONE HOTEL INVESTORS, INC.

By:	/s/ Kenneth E. Cruse
Name:	Kenneth E. Cruse
Title:	Chief Financial Officer

Date: June 23, 2008

Exhibit Index

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated June 2, 2008.

(a)(1)(B)*	Letter of Transmittal for Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number of Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 2, 2008.

(a)(1)(E)*	Letter to Clients for use by Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 2, 2008.

(a)(1)(F)**	Supplement to Offer to Purchase, dated June 16, 2008.

(a)(1)(G)**	Amended Letter of Transmittal for Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number of Substitute Form W-9).

(a)(1)(H)**	Amended Notice of Guaranteed Delivery.

(a)(1)(I)**	Amended Letter to Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 16, 2008.

(a)(1)(J)**	Amended Letter to Clients for use by Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 16, 2008.

(a)(5)(A)*	Form of Summary Advertisement.

(a)(5)(B)*	Press Release issued by Sunstone Hotel Investors, Inc. on June 2, 2008.

(a)(5)(C)**	Press Release issued by Sunstone Hotel Investors, Inc. on June 16, 2008.

(a)(5)(D)	Press Release issued by Sunstone Hotel Investors, Inc. on June 19, 2008 (incorporated by reference to Exhibit 99.1 to Form 8-K, filed by the Company on June 20, 2008).

(b)(1)	Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 99.1 to Form 8-K, filed by the Company on July 18, 2006).

(b)(2)	First Letter Amendment, dated as of August 14, 2006, to Revolving Credit Agreement dated as of July 17, 2006 among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on November 1, 2006).

(b)(3)	Second Letter Amendment, dated as of May 23, 2007, to Revolving Credit Agreement dated as of July 17, 2006 among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on August 8, 2007).

(d)(1)	Form of 2004 Long-Term Incentive Plan of Sunstone Hotel Investors, Inc. (incorporated by reference to the proxy statement on Schedule 14A, filed by the Company on March 26, 2007).

(d)(2)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on February 23, 2005).

(d)(3)	Form of Restricted Stock Award Certificate (Directors) (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on February 23, 2005).

(d)(4)	Form of Senior Management Incentive Plan of Sunstone Hotel Investors, Inc. (incorporated by reference to Exhibit 10.14 to the registration statement on Form S-11, filed by the Company on October 7, 2004).

(d)(5)	Form of Employment Agreement with Robert A. Alter (incorporated by reference to Exhibit 10.15 to the registration statement on Form S-11, filed by the Company on October 7, 2004).

(d)(6)	Amendment to Employment Arrangements, dated as of March 19, 2007, between Sunstone Hotel Investors, Inc. and Robert A. Alter (incorporated by reference to Exhibit 10.2 to Form 10-Q, filed by the Company on May 2, 2007).

(d)(7)	Change in Control Agreement, dated as of February 15, 2007, between Sunstone Hotel Investors, Inc. and Ken Cruse (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on August 8, 2007).

(d)(8)	Purchase Agreement among Security Capital Preferred Growth Incorporated, Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC, dated April 27, 2005 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Company on May 3, 2005).

(d)(9)*	Amendment No. 1 to Series C Cumulative Convertible Redeemable Preferred Stock Purchase Agreement and Common Stock Purchase Agreement among Security Capital Preferred Growth Incorporated, Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC, dated as of June 24, 2005.

(d)(10)***	Employment Agreement with Arthur Buser.

*	Previously filed with the Company’s Tender Offer Statement on Schedule TO on June 2, 2008.

**	Previously filed with the Company’s Amendment No. 1 to Tender Offer Statement on Schedule TO on June 16, 2008.

***	Filed herewith.